Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2025

H&F CORPORATE INVESTORS IX, LTD.

By: /s/ Tarim Wasim
      Name: Tarim Wasim
      Title: Vice President

HELLMAN & FRIEDMAN INVESTORS IX, L.P.

By: H&F Corporate Investors IX, Ltd., its general partner

By: /s/ Tarim Wasim
      Name: Tarim Wasim
      Title: Vice President

HELLMAN & FRIEDMAN CAPITAL PARTNERS IX, L.P.

By: Hellman & Friedman Investors IX, L.P., its general partner
By: H&F Corporate Investors IX, Ltd., its general partner

By: /s/ Tarim Wasim
      Name: Tarim Wasim
      Title: Vice President

H&F SPLASH HOLDINGS IX GP, LLC

By: Hellman & Friedman Capital Partners IX, L.P., its controlling member
By: Hellman & Friedman Investors IX, L.P., its general partner
By: H&F Corporate Investors IX, Ltd., its general partner

By: /s/ Tarim Wasim
      Name: Tarim Wasim
      Title: Vice President

H&F SPLASH HOLDINGS IX, L.P.

By: H&F Splash Holdings IX GP, LLC, its: general partner
By: Hellman & Friedman Capital Partners IX, L.P., its controlling member
By: Hellman & Friedman Investors IX, L.P., its general partner
By: H&F Corporate Investors IX, Ltd., its general partner

By: /s/ Tarim Wasim
      Name: Tarim Wasim
      Title: Vice President